Exhibit 99.93

VOX PROVIDES DEVELOPMENT

& EXPLORATION UPDATES

TORONTO, CANADA – March 8, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Gold Standard Ventures Corp. (TSX: GSV) (“Gold Standard Ventures”), Genesis Minerals Limited (ASX: GMD) (“Genesis”), Develop Global Limited (ASX: DVP) (“Develop”), Norwest Minerals Limited (ASX: NWM) (“Norwest”), and Alamos Gold Inc. (TSX: AGI) (“Alamos”).

Spencer Cole, Chief Investment Officer stated: “The past month of royalty operator newsflow includes the exciting release of the South Railroad feasibility study, ongoing exploration success at Sulphur Springs, Puzzle North and Bulgera, capped off by consistent development guidance for Lynn Lake. Each of these projects are being aggressively progressed by well-capitalized operators towards near-term resource updates and development decisions. 2022 continues to be shaping up as a record year for the Vox royalty portfolio based on these developments.”

Key Development Updates

•	Robust feasibility study released for the South Railroad gold project in Nevada by Gold Standard Ventures;

•	Exceptional drilling results set to underpin growth at Puzzle North gold project by Genesis;

•	Strong drilling results at the Sulphur Springs copper-zinc project by Develop are likely to result in a significant resource upgrade;

•	Positive drilling results at the Bulgera gold project by Norwest; and

•	Significant capital budget planned in 2022 by Alamos for the Lynn Lake (MacLellan) gold project.

South Railroad (Pre-Feasibility) – Robust Feasibility Study Released(1)

•	Vox holds a 0.633% net smelter return royalty with advance minimum royalty payments over key portions of the South Railroad gold project, which is located in the prolific Carlin Trend of Nevada;

•	Vox has been receiving advance minimum royalty payments from Gold Standard Ventures since October 2021;

•	On February 23, 2022, Gold Standard Ventures announced the following feasibility study results:

○	After-tax IRR of 62% and NPV5 of US$487M at Spot Gold Price (US$1,899.20 per ounce) and after-tax IRR of 44% and NPV5 of US$315M at US$1,650 per ounce gold (“Base Case Gold Price”);

○	Payback of 1.6 years at Spot Gold Price and 1.9 years at Base Case Gold Price;

○	29% increase in Mineral Reserves to 1.6 million gold ounces;

○	10.5-year operating life with total gold production of over 1 million ounces, with an average gold production of 152,000 ounces over the first four years;

○	Launch of construction financing process, targeting 75% from non-equity sources, to be completed this year in advance of final construction permits; and

○	Orion Mine Finance to provide Gold Standard Ventures with a term sheet of up to $200 million to support the construction of the South Railroad Project.

•	Vox Management Summary: These compelling feasibility study results closely match Vox management’s estimates formed during due diligence for the South Railroad rancher royalty. This high-return project is being fast-tracked towards a first production target in 2024, based on Gold Standard Ventures management guidance.

Kookynie (Pre-Feasibility) – Exceptional Drilling Results at Puzzle North Discovery

•	Vox holds a A$1/t production royalty on part of the Kookynie gold project(2);

•	On February 3, 2022, Genesis announced:

○	Outstanding new results from reverse circulation (“RC”) drilling across multiple areas, confirming potential to expand the mineral resource at the Ulysses Gold Project near Leonora in Western Australia;

○	Broad, high-grade zones of gold mineralisation intersected from shallow depths in RC drilling at the Puzzle North Discovery, including:

▪	21USRC1186: 27m @ 8.18g/t Au from 30m;

▪	21USRC1190: 34m @ 13.36 Au from 42m, including 1m @ 382.6g/t Au from 68m; and

▪	21USRC1192: 29m @ 2.91g/t Au from 52m;

○	Drilling at Puzzle North has now defined mineralisation over 600m of strike and up to 100m width, with the mineralisation remaining open both at depth and along strike;

○	Mineralisation at the southern end of the Puzzle pit extended over 200m south with results including:

▪	21USRC1114: 11m @ 2.20g/t Au from 82m;

▪	21USRC1119: 4m @ 9.07g/t Au from 92m;

▪	21USRC1123: 5m @ 5.98g/t Au from 79m; and

▪	21USRC1127: 47m @ 1.07g/t Au from 95m;

○	A large drilling program is currently being planned for the Puzzle North to Puzzle corridor.

•	Vox Management Summary: This exciting gold exploration royalty that Vox acquired for less than A$150k in 2020 is being rapidly drilled to include the royalty-linked Puzzle North discovery in an expanded feasibility study at the Ulysses gold project. The potential development timeline for this project from exploration to development continues to exceed Vox management expectations.

Sulphur Springs (Pre-Construction) – Strong Drilling Results Point to Significant Resource Upgrade

•	Vox holds a A$2/tonne production royalty (capped at A$3.7M) on the Sulphur Springs copper-zinc deposit and an uncapped A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project;

•	On February 10, 2022, Develop announced:

○	It has now received ~60% of the assays from the A$10M resource infill and exploration drilling program at Sulphur Springs;

○	The drilling has been highly successful, with numerous high-grade mineralisation intersections of more than 50m, significantly thicker than anticipated and with two of the intercepts being the thickest intersections achieved in the project’s history;

○	The results point to a substantial conversion of Inferred Resources to the higher confidence Indicated Resource classification;

○	The upgrade in Indicated Resource classification will pave the way for Develop to update reserves, mine development plans, project costings and to finalise funding options;

○	Exploration drilling has also returned outstanding results, paving the way for an increase to the total resource;

○	A resource update is scheduled for mid-2022; and

○	Preparations for construction of the exploration decline are proceeding rapidly with the approval request submitted. This will be pivotal because it will enable drilling to be conducted faster, and cheaper and brings forward capital/access to the underground deposit.

•	Vox Management Summary: Under the new leadership of Northern Star Resources founder Bill Beament, the Sulphur Springs project is on track to be expanded in resource size and fast-tracked into underground decline development within the next 12 months. This drilling success indicates that the potential economics of this high- grade copper project are improving month to month.

Bulgera (Exploration) – New High-Grade Drilling Results

•	Vox holds a 1% net smelter return royalty over the Bulgera gold project;

•	On February 3, 2022, Norwest announced:

○	The first three of seven diamond drill holes extend new high-grade gold lode to beyond 400m down dip of the shallow Bulgera open pit;

○	Drill results included:

▪	BDD21003: 11.3m @ 3.25g/t gold from 260m (downhole), including 4m @ 4.5g/t Au from 260m and 3.3m @ 5.3g/t Au from 268m;

▪	BDD21001: 16.5m @ 1.20g/t gold from 128m and 3m @ 4.10g/t gold from 166m;

▪	BDD21002: 6m @ 2.07g/t gold from 195m;

○	It is sourcing a drill rig to undertake the Phase 2 diamond drill program (targeting March/April 2022) which will test mineralisation to ~700m down-dip of the Bulgera open-pit; and

○	Norwest’s CEO, Mr. Charles Schaus commented: “Assay results from the first 3 diamond holes confirms that strong gold mineralisation extends beyond 400 metres down dip of the shallow Bulgera open pit. Once the gold assays from the remaining 4 diamond holes are received (over the coming weeks), the Company will commence re-modelling the Bulgera gold resources which should add considerably to the current, 94,000-ounce, gold resource reported in April 2020”.

•	Vox Management Summary: Norwest management are now guiding towards a remodelled and expanded resource estimate for the past-producing Bulgera gold project which would increase the value of Vox’s royalty. Oxide ore from Bulgera was last processed at the nearby Plutonic gold mine in 2004 and given the haul road remains in place, credible near-term development options are available for Bulgera.

Lynn Lake (MacLellan, Feasibility) – 2022 Capital Budget

•	Vox holds a 2% gross revenue royalty (post initial capital recovery) on part of the MacLellan deposit at the Lynn Lake gold project;

•	On February 23, 2022, Alamos announced:

○	the total capital budget for Lynn Lake in 2022 is US$14M, including US$11M for development activities and US$3M for exploration;

○	Development activities will be focused on environmental work in support for permitting detailed engineering and other site access upgrades; and

○	The approval of the Environmental Impact Statement for the project is expected in the second half of 2022, following which Alamos expects to make a construction decision.

•	Vox Management Summary: Alamos management has been very consistent in guiding towards a 2022 construction decision at Lynn Lake and is currently guiding investors towards 2025 first production in its corporate presentation. Alamos’ 2022 capital budget further supports its consistent project development guidance.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	The South Railroad Feasibility Study Technical Report will be prepared by M3 Engineering & Technology Corporation (“M3”) and filed on SEDAR within 45 days following February 23, 2022. Matthew Sletten, PE, Project Manager of M3 and Art Ibrado, PhD, PE, of Fort Lowell Consulting PLLC, working with M3, are the QPs responsible for the scientific and technical information in the Gold Standard Ventures February 23, 2022 news release, as defined by NI 43-101. Thomas L. Dyer, PE and Jordan Anderson, RM-SME of MDA (a division of RESPEC), are the QPs for the reserve estimate and mine planning in the Gold Standard Ventures February 23, 2022 news release, as defined by NI 43-101. Michael S. Lindholm, CPG of MDA (a division of RESPEC), is the QP for the resource estimates in the Gold Standard Ventures February 23, 2022 news release, as defined by NI 43-101. Mr. Ibrado, Mr. Sletten, Mr. Dyer, Mr. Anderson and Mr. Lindholm are independent of Gold Standard Ventures.

(2)	Kookynie Royalty is split in two separate terms:

a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated.

b.	Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) .